SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CATAPULT COMMUNICATIONS CORPORATION
(Name of Subject Company)
CATAPULT COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
149016107
(CUSIP Number of Class of Securities)
Richard A. Karp
Chief Executive Officer
Catapult Communications Corporation
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Henry P. Massey, Jr., Esq.
Robert T. Ishii, Esq.
Wilson Sonsini Goodrich & Rosati P.C.
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 to the Schedule 14D-9 (this “Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2009, amends and supplements the Schedule 14D-9 filed by Catapult Communications Corporation, a Nevada corporation (the “Company”), with the SEC on May 26, 2009, and subsequently amended by Amendment No. 1 filed with the SEC on June 5, 2009 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Josie Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly-owned subsidiary of Ixia, a California corporation (“Ixia”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares” and each a “Share”) at a purchase price of $9.25 per Share in cash (the “Offer Price”) without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated May 26, 2009, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.
     The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “The Offer expired at 12:00 midnight, New York City time, at the end of Monday, June 22, 2009 (such date, the “Expiration Date”). A total of 10,808,049 Shares (including 83,927 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the Expiration Date, representing approximately 95.6% of the outstanding Shares (including approximately 0.7% of outstanding Shares tendered by notice of guaranteed delivery). Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to the Expiration Date for payment pursuant to the terms of the Offer.
     On June 23, 2009, Ixia announced that the acquisition of the Company pursuant to the Merger is expected to occur on or about June 23, 2009. At the Effective Time, the Shares will cease to be traded on the Nasdaq Global Select Market.
     The press release issued by Ixia on June 23, 2009 announcing the results of the Offer and the expected closing of the Merger is attached hereto as Exhibit (a)(13).”
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “(a)(13) Press Release issued by Ixia on June 23, 2009 (incorporated by reference to the press release filed as Exhibit (a)(5)(E) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Ixia and Purchaser with the SEC on June 23, 2009).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATAPULT COMMUNICATIONS CORPORATION
By:	/s/ Christopher A. Stephenson
Christopher A. Stephenson
Chief Financial Officer, Vice President and Secretary

Dated: June 23, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(13)	Press Release issued by Ixia on June 23, 2009 (incorporated by reference to the press release filed as Exhibit (a)(5)(E) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Ixia and Purchaser with the SEC on June 23, 2009)